SFIDA X, Inc.

Sumitomo Fudosan Shinjuku Central Park Tower, 11F

6-18-1 Nishi-Shinjuku, Shinjuku-ku

Tokyo 160-0023, Japan

December 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Uwem Bassey
Jeff Kauten

Re:	SFIDA X, Inc. (the “Company”)
Registration Statement on Form F-1, as Amended
Initially Filed on December 23, 2024
File No. 333-284025 (the “Registration Statement)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement to become effective on December 31, 2025 at 5:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

SFIDA X, Inc.

By:	/s/ Etsuro Sumita
Name:	Etsuro Sumita
Title:	Chief Executive Officer

cc:	John Stapleton, Esq., Taft Stettinius & Hollister LLP